UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. [4])*


                              MONACO FINANCE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
                            Class B Common Stock and
            8% Cumulative Convertible Preferred Stock, Series 1998-1

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                        Class A Common Stock - 608868-105
                           Class B Common Stock - None
         8% Cumulative Convertible Preferred Stock, Series 1998-1 - None

--------------------------------------------------------------------------------
                                 (CUSIP Number)

                    Cathryn L. Porter, Chief General Counsel
                           Pacific USA Holdings Corp.
                       3200 Southwest Freeway, Suite 1220
                       Houston, Texas 77027 (713) 871-0111
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 16, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE  13D
--------------------------------------------------------------------------------
                    CLASS A COMMON STOCK CUSIP No. 608868-105
                       CLASS B COMMON STOCK CUSIP NO. NONE
     8%  CUMULATIVE  CONVERTIBLE  PREFERRED  STOCK, SERIES 1998-1 CUSIP NO. NONE


--------------------------------------------------------------------------------
     1     NAME  OF  REPORTING  PERSON
           S.S  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON
           Pacific  USA  Holdings  Corp.
           IRS  Identification  No.  75-2255876

--------------------------------------------------------------------------------
     2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
           (a)  [X]          (b)  [  ]

--------------------------------------------------------------------------------
     3     SEC  USE  ONLY

--------------------------------------------------------------------------------
     4     SOURCE  OF  FUNDS*
                         WC

--------------------------------------------------------------------------------
     5     CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS  2(d)  OR  2(e)          [  ]

--------------------------------------------------------------------------------
     6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                         Texas

--------------------------------------------------------------------------------
               7     SOLE  VOTING  POWER
                     0
NUMBER  OF     -----------------------------------------------------------------
SHARES         8     SHARED  VOTING  POWER
BENEFICIALLY         1,484,863  shares  of  Class  A  Common  Stock
OWNED  BY            171,743  shares  of  Class  B  Common Stock (3 votes per
share)
EACH           -----------------------------------------------------------------
REPORTING      9     SOLE  DISPOSITIVE  POWER
PERSON WITH          0
               -----------------------------------------------------------------
               10    SHARED  DISPOSITIVE  POWER
                     1,484,863  shares  of  Class  A  Common  Stock
                     2,347,587 shares  of  8%  Cumulative  Convertible Preferred
                     Stock,  Series  1998-1

--------------------------------------------------------------------------------
     11    AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
           -  1,484,863  shares  of  Class  A  Common  Stock  (See  Item  3)
           - Option to purchase, coupled with an irrevocable proxy to vote, 83,000 shares of Class B Common Stock
                    (3  votes  per  share)
           - Limited power to direct the exercise of voting power with respect to 88,743 shares of Class B Common
                     Stock (3 votes per share)
           - 2,347,587 shares of 8% Cumulative Convertible Preferred Stock, Series 1998-1 which are convertible into 939,035 shares of Class A Common  Stock  (See  Item 3)

--------------------------------------------------------------------------------
     12     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN ROW (11) EXCLUDES CERTAIN
            SHARES*[  ]

--------------------------------------------------------------------------------
     13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                         63.44%

--------------------------------------------------------------------------------
     14     TYPE  OF  REPORTING  PERSON*
                         CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
                 CLASS  A  COMMON  STOCK  CUSIP  No.  608868-105
                    CLASS  B  COMMON  STOCK  CUSIP  NO.  NONE
     8%  CUMULATIVE  CONVERTIBLE  PREFERRED  STOCK, SERIES 1998-1 CUSIP NO. NONE

--------------------------------------------------------------------------------
     1     NAME  OF  REPORTING  PERSON
           S.S  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

           Pacific  Electric  Wire  &  Cable  Co.,  Ltd.
           IRS  Identification  No.  --  N/A  --  Foreign  Corporation

--------------------------------------------------------------------------------
     2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
           (a)  [X]               (b)  [  ]

--------------------------------------------------------------------------------
     3     SEC  USE  ONLY

--------------------------------------------------------------------------------
     4     SOURCE  OF  FUNDS*
                         WC

--------------------------------------------------------------------------------
     5     CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS  2(d)  OR  2(e)          [  ]

--------------------------------------------------------------------------------
     6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                    Taiwan,  Republic  of  China

--------------------------------------------------------------------------------
     7     SOLE  VOTING  POWER
           0

NUMBER  OF     -----------------------------------------------------------------
SHARES          8     SHARED  VOTING  POWER
BENEFICIALLY          1,484,863  shares  of  Class  A  Common  Stock
OWNED  BY             171,743  shares  of  Class  B  Common Stock (3 votes per
share)
EACH           -----------------------------------------------------------------
REPORTING       9     SOLE  DISPOSITIVE  POWER
PERSON  WITH          0
               -----------------------------------------------------------------
     10     SHARED  DISPOSITIVE  POWER
                    1,484,863  shares  of  Class  A  Common  Stock
                    2,347,587  shares  of  8%  Cumulative  Convertible Preferred
                    Stock,  Series  1998-1

--------------------------------------------------------------------------------
     11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
          -  1,484,863  shares  of  Class  A  Common  Stock
          - Option to purchase, coupled with an irrevocable proxy to vote, 83,000 shares of Class B Common Stock
                    (3  votes  per  share)
          - Limited power to direct the exercise of voting power with respect to 88,743 shares of Class B Common Stock
                    (3 votes per share)
          - 2,347,587 shares of 8% Cumulative Convertible Preferred Stock, Series 1998-1 which are convertible into 939,035 shares of Class A Common  Stock  (See  Item 3)

--------------------------------------------------------------------------------
     12     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN ROW (11) EXCLUDES CERTAIN
            SHARES*[  ]

--------------------------------------------------------------------------------
     13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                         63.44%

--------------------------------------------------------------------------------
     14     TYPE  OF  REPORTING  PERSON*
                         CO

                                 SCHEDULE  13D

--------------------------------------------------------------------------------
               CLASS  A  COMMON  STOCK  CUSIP  No.  608868-105
                  CLASS  B  COMMON  STOCK  CUSIP  NO.  NONE
     8%  CUMULATIVE  CONVERTIBLE  PREFERRED  STOCK, SERIES 1998-1 CUSIP NO. NONE

--------------------------------------------------------------------------------
     1    NAME  OF  REPORTING  PERSON
          S.S  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON
          Consumer  Finance  Holdings,  Inc.
          IRS  Identification  No.  75-2704763

--------------------------------------------------------------------------------
     2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
          (a)  [X]             (b)  [  ]

--------------------------------------------------------------------------------
     3     SEC  USE  ONLY

--------------------------------------------------------------------------------
     4     SOURCE  OF  FUNDS*
                               WC

--------------------------------------------------------------------------------
     5     CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS  2(d)  OR  2(e)          [  ]

--------------------------------------------------------------------------------
     6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                               Nevada

--------------------------------------------------------------------------------
     7     SOLE  VOTING  POWER
          0

NUMBER  OF        --------------------------------------------------------------
SHARES          8     SHARED  VOTING  POWER
BENEFICIALLY          1,322,632  shares  of  Class  A  Common  Stock
OWNED  BY             171,743  shares  of  Class  B  Common Stock (3 votes per
share)
EACH              --------------------------------------------------------------
REPORTING       9     SOLE  DISPOSITIVE  POWER
PERSON  WITH          0
                  --------------------------------------------------------------
     10    SHARED  DISPOSITIVE  POWER
                    1,322,632  shares  of  Class  A  Common  Stock

--------------------------------------------------------------------------------
     11    AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
           -  1,484,863  shares  of  Class  A  Common  Stock
           - Option to purchase, coupled with an irrevocable proxy to vote, 83,000 shares of Class B Common Stock
                      (3  votes  per  share)
           - Limited power to direct the exercise of voting power with respect to 88,743 shares of Class B Common
                      Stock (3 votes per share)

--------------------------------------------------------------------------------
     12     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN ROW (11) EXCLUDES CERTAIN
            SHARES*[  ]

--------------------------------------------------------------------------------
     13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                         58.29%

--------------------------------------------------------------------------------
     14     TYPE  OF  REPORTING  PERSON*
                         CO

--------------------------------------------------------------------------------

                                SCHEDULE  13D

--------------------------------------------------------------------------------
                CLASS  A  COMMON  STOCK  CUSIP  No.  608868-105
                   CLASS  B  COMMON  STOCK  CUSIP  NO.  NONE
     8%  CUMULATIVE  CONVERTIBLE  PREFERRED  STOCK, SERIES 1998-1 CUSIP NO. NONE

--------------------------------------------------------------------------------
     1    NAME  OF  REPORTING  PERSON
          S.S  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON
          Pacific  Southwest  Bank
          IRS  Identification  No.  74-2520389

--------------------------------------------------------------------------------
     2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
          (a)  [X]               (b)  [  ]

--------------------------------------------------------------------------------
     3    SEC  USE  ONLY

--------------------------------------------------------------------------------
     4    SOURCE  OF  FUNDS*
                         WC

--------------------------------------------------------------------------------
     5    CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS  2(d)  OR  2(e)          [  ]

--------------------------------------------------------------------------------
     6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                         Texas

--------------------------------------------------------------------------------
     7    SOLE  VOTING  POWER
          0
NUMBER  OF        --------------------------------------------------------------
SHARES          8     SHARED  VOTING  POWER
BENEFICIALLY               162,231  shares  of  Class  A  Common  Stock
OWNED  BY
EACH              --------------------------------------------------------------
REPORTING       9     SOLE  DISPOSITIVE  POWER
PERSON  WITH               0
                  --------------------------------------------------------------
     10     SHARED  DISPOSITIVE  POWER
                    162,231  shares  of  Class  A  Common  Stock
                    2,347,587  shares  of  8%  Cumulative Convertible Preferred
                    Stock,  Series  1998-1

--------------------------------------------------------------------------------
     11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
            -  162,231  shares  of  Class  A  Common  Stock
            - 2,347,587 shares of 8% Cumulative Convertible Preferred Stock, Series 1998-1 which are convertible into
               939,035  shares  of  Class  A  Common  Stock  (See  Item  3)

--------------------------------------------------------------------------------
     12     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN ROW (11) EXCLUDES CERTAIN
            SHARES*[  ]

--------------------------------------------------------------------------------
     13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                         5.15%

--------------------------------------------------------------------------------
     14     TYPE  OF  REPORTING  PERSON*
                         CO

--------------------------------------------------------------------------------

                                 SCHEDULE  13D

--------------------------------------------------------------------------------
               CLASS  A  COMMON  STOCK  CUSIP  No.  608868-105
                  CLASS  B  COMMON  STOCK  CUSIP  NO.  NONE
     8%  CUMULATIVE  CONVERTIBLE  PREFERRED  STOCK, SERIES 1998-1 CUSIP NO. NONE

--------------------------------------------------------------------------------
     1    NAME  OF  REPORTING  PERSON
          S.S  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON
          Pacific  Financial  Group,  Inc.
          IRS  Identification  No.  51-0350769

--------------------------------------------------------------------------------
     2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
          (a)  [X]               (b)  [  ]

--------------------------------------------------------------------------------
     3     SEC  USE  ONLY

--------------------------------------------------------------------------------
     4     SOURCE  OF  FUNDS*
                         WC

--------------------------------------------------------------------------------
     5     CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS  2(d)  OR  2(e)          [  ]

--------------------------------------------------------------------------------
     6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                         Delaware

--------------------------------------------------------------------------------
     7     SOLE  VOTING  POWER
           0
NUMBER  OF        --------------------------------------------------------------
SHARES         8     SHARED  VOTING  POWER
BENEFICIALLY         162,231  shares  of  Class  A  Common  Stock
OWNED  BY
EACH              --------------------------------------------------------------
REPORTING      9     SOLE  DISPOSITIVE  POWER
PERSON  WITH               0
                  --------------------------------------------------------------

     10     SHARED  DISPOSITIVE  POWER
                    162,231  shares  of  Class  A  Common  Stock
                    2,347,587  shares  of  8%  Cumulative  Convertible Preferred
                    Stock,  Series  1998-1

--------------------------------------------------------------------------------
     11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
          -  162,231  shares  of  Class  A  Common  Stock
          - 2,347,587 shares of 8% Cumulative Convertible Preferred Stock, Series 1998-1 which are convertible into  939,035  shares  of  Class  A  Common  Stock  (See  Item 3)

--------------------------------------------------------------------------------
     12   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN ROW (11) EXCLUDES CERTAIN
          SHARES*[  ]

--------------------------------------------------------------------------------
     13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                         5.15%

--------------------------------------------------------------------------------
     14   TYPE  OF  REPORTING  PERSON*
                         CO

--------------------------------------------------------------------------------

                                SCHEDULE  13D

--------------------------------------------------------------------------------
               CLASS  A  COMMON  STOCK  CUSIP  No.  608868-105
                  CLASS  B  COMMON  STOCK  CUSIP  NO.  NONE
     8%  CUMULATIVE  CONVERTIBLE  PREFERRED  STOCK, SERIES 1998-1 CUSIP NO. NONE

--------------------------------------------------------------------------------
     1    NAME  OF  REPORTING  PERSON
          S.S  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON
          First  CF  Corp.
          IRS  Identification  No.  75-2672933

--------------------------------------------------------------------------------
     2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
          (a)  [X]               (b)  [  ]

--------------------------------------------------------------------------------
     3    SEC  USE  ONLY

--------------------------------------------------------------------------------
     4    SOURCE  OF  FUNDS*
                         WC

--------------------------------------------------------------------------------
     5    CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS  2(d)  OR  2(e)          [  ]

--------------------------------------------------------------------------------
     6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                         Texas

--------------------------------------------------------------------------------
     7    SOLE  VOTING  POWER
          0

NUMBER  OF        --------------------------------------------------------------
SHARES          8     SHARED  VOTING  POWER
BENEFICIALLY               162,231  shares  of  Class  A  Common  Stock
OWNED  BY
EACH              --------------------------------------------------------------
REPORTING       9     SOLE  DISPOSITIVE  POWER
PERSON  WITH               0
                  --------------------------------------------------------------
     10     SHARED  DISPOSITIVE  POWER
                    162,231  shares  of  Class  A  Common  Stock
                    2,347,587  shares  of  8%  Cumulative  Convertible Preferred
                    Stock,  Series  1998-1

--------------------------------------------------------------------------------
     11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
          -  162,231  shares  of  Class  A  Common  Stock
          - 2,347,587 shares of 8% Cumulative Convertible Preferred Stock, Series 1998-1 which are convertible into  939,035  shares  of  Class  A  Common  Stock  (See  Item 3)

--------------------------------------------------------------------------------
     12     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN ROW (11) EXCLUDES CERTAIN
            SHARES*[  ]

--------------------------------------------------------------------------------
     13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                         5.15%

--------------------------------------------------------------------------------
     14     TYPE  OF  REPORTING  PERSON*
                         CO

--------------------------------------------------------------------------------

1.     Security  and  Issuer.

     This Statement relates to the Class A common stock, $.01 par value ("Class A Common Stock"), the Class B common stock, $.01 par value ("Class B Common Stock"), and the 8% Cumulative Convertible Preferred Stock, Series 1998-1 ("Preferred Stock"), of Monaco Finance, Inc., a Colorado corporation ("Issuer" or "Monaco"). The Class A Common Stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. Each 2.5 shares of Preferred Stock is convertible into one share of Class A Common Stock at any time. The address of the Issuer's principal executive offices is 8400 Crescent Parkway, Suite 190, Greenwood Village, Colorado, 80111.

2.     Identity  and  Background.

     (a) Name: This Statement is being filed by Pacific USA Holdings Corp., a Texas corporation ("Pacific"), Pacific Electric Wire & Cable Co., Ltd., a Taiwanese limited company ("Pacific Electric"), Consumer Finance Holdings, Inc., a Nevada corporation ("Consumer"), Pacific Southwest Bank, a federal savings bank ("PSB"), First CF Corp., a Texas corporation ("First CF"), and Pacific Financial Group, Inc., a Delaware corporation ("Pacific Financial") and is intended to amend the prior Schedules 13D filed separately by Pacific, Pacific Electric, and Consumer on or about May 6, 1997, an Amendment No. 1 to that
Schedule 13D filed jointly by Pacific, Pacific Electric, and Consumer on December 4, 1997, an Amendment No. 2 to that Schedule 13D filed jointly by
Pacific,  Pacific  Electric,  Consumer,  PSB, First CF, and Pacific Financial on
March  16,  1998,  and an Amendment No.  3 to that Schedule 13D filed jointly by
Pacific, Pacific Electric, Consumer, PSB, First CF, and Pacific Financial on October 8, 1998. Pacific, directly and indirectly, is a wholly owned subsidiary of Pacific Electric. Consumer is a wholly owned subsidiary of Pacific. Pacific Financial is a wholly owned subsidiary of Pacific. PSB is a wholly owned subsidiary of Pacific Financial. First CF is a wholly owned subsidiary of PSB. The executive officers and directors of Pacific, Pacific Electric, Consumer, PSB, Pacific Financial, and First CF (hereinafter collectively referred to as "Reporting Person") are set forth in Item 2(c) of this Statement. The filing of this Statement shall not be construed as an admission that Reporting Person, or any executive officers or directors is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of any securities covered by this Statement or that this schedule is required to be filed by such persons.

     (b) Business Address: The business address of Pacific and Consumer is 2740 N. Dallas Parkway, Suite 200, Plano, Texas 75093. The business address of PSB is 800 N. Shoreline Blvd., Suite 200 South Tower, Corpus Christi, Texas 78401. The business address of Pacific Financial is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The business address of First CF is 4144 North Central Expressway, Suite 106, Dallas, Texas 75204. The business address of Pacific Electric is 4th Fl., 285 Chung Hsiao East Road, Section 4, Taipei, Taiwan, Republic of China. The business address of Reporting Person's respective executive officers and directors are set forth in Item 2(c).

     (c) Present Principal Occupation or Employment: Pacific is a diversified holding company engaged in the financial services, real estate and technology industries. Pacific Electric is a general business conglomerate founded on the electric cable and wire industry, engaged in manufacturing, telecommunications and technology. Consumer is a holding company engaged in consumer finance. PSB is a federal savings bank. Pacific Financial is a federal savings bank holding company. First CF is a financial services holding company. The present principal occupation or employment of Pacific's, Pacific Electric Consumer's, PSB's, Pacific Financial's, and First CF's respective executive officers and directors and the name and address of any corporation or other organizations in which such employment is conducted is as follows:

                                                Board of Directors of Pacific
                                                -----------------------------


                                                       Present Principal
Name                                                   Business Address                     Occupation           Citizenship
------------------------------------------  ---------------------------------------  -------------------------  -------------
Tung Yu-jeh                                 Pacific Electric Wire & Cable Co., Ltd.  Chairman of the Board      Taiwan, ROC
                                            4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                                            Section 4                                Cable Co., Ltd.
                                            Taipei, Taiwan, Republic of China


                                     -8-

Sun Tao-tsun                                Pacific Electric Wire & Cable Co., Ltd.  President                  Taiwan, ROC
                                            4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                                            Section 4                                Cable Co., Ltd.
                                            Taipei, Taiwan, Republic of China

Hu Hung-chiu                                Pacific Electric Wire & Cable Co., Ltd.  Executive Vice President   Taiwan, ROC
                                            4th Fl., 285, Chung Hsiao East Road,     and Chief Financial Officer
                                            Section 4                                Pacific Electric Wire &
                                            Taipei , Taiwan, Republic of China       Cable Co., Ltd.

Lee Pon-yean                                Pacific Electric Wire & Cable Co., Ltd.  Vice President             Taiwan, ROC
                                            4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                                            Section 4                                Cable Co., Ltd.
                                            Taipei, Taiwan, Republic of China

Tung Ching-yun                              c/o Pacific USA Holdings Corp            Vice President, Pacific    Taiwan, ROC
                                            2740 N.  Dallas Parkway, Suite 200       Electric Wire & Cable Co.,
                                            Plano,  Texas 75093                      Ltd., and Vice President
                                                                                     Pacific USA Holdings
                                                                                     Corp.

Larry D. Horner                             c/o Pacific USA Holdings Corp            Chief Executive Officer    United States
                                            2740 N.  Dallas Parkway, Suite 200       PUSA Investment
                                            Plano,  Texas 75093                      Company

Bill C. Bradley                             c/o Pacific USA Holdings Corp            Chief Executive Officer    United States
                                            2740 N.  Dallas Parkway, Suite 200       Pacific USA Holdings
                                            Plano,  Texas 75093                      Corp.


                                          Board of Directors of Pacific Electric
                                          --------------------------------------


                                                                                     Present Principal
Name                                        Business Address                         Occupation                 Citizenship
------------------------------------------  ---------------------------------------  -------------------------  -------------

Tung Yu-jeh                                 c/o Pacific USA Holdings Corp            Chairman of the Board      Taiwan, ROC
                                            2740 N.  Dallas Parkway, Suite 200       Pacific Electric Wire &
                                            Plano,  Texas 75093                      Cable Co., Ltd.

Lee Yu-tien                                 Pacific Electric Wire & Cable Co., Ltd.  Vice Board Chairman        Taiwan, ROC
                                            4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                                            Section 4                                Cable Co., Ltd.
                                            Taipei, Taiwan, Republic of China

Sun Chen Shu-chuan                          Pacific Electric Wire & Cable Co., Ltd.  Executive Director         Taiwan, ROC
                                            4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                                            Section 4                                Cable Co., Ltd.
                                            Taipei, Taiwan, Republic of China

Cheng I-chou                                Pacific Electric Wire & Cable Co., Ltd.  Executive Director         Taiwan, ROC
                                            4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                                            Section 4                                Cable Co., Ltd.
                                            Taipei, Taiwan, Republic of China

Chiao Ting-piao                             Pacific Electric Wire & Cable Co., Ltd.  Executive Director         Taiwan, ROC
                                            4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                                            Section 4                                Cable Co., Ltd.
                                            Taipei, Taiwan, Republic of China


                                     -9-

Sun Tao-tsun                                Pacific Electric Wire & Cable Co., Ltd.  President                  Taiwan, ROC
                                            4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                                            Section 4                                Cable Co., Ltd.
                                            Taipei, Taiwan, Republic of China

Lee Chao-chun                               Pacific Electric Wire & Cable Co., Ltd.  Director                   Taiwan, ROC
                                            4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                                            Section 4                                Cable Co., Ltd.
                                            Taipei, Taiwan, Republic of China

Lee Pon-yean                                Pacific Electric Wire & Cable Co., Ltd.  Vice President             Taiwan, ROC
                                            4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                                            Section 4                                Cable Co., Ltd.
                                            Taipei, Taiwan, Republic of China

Liu Wei-kang                                Pacific Electric Wire & Cable Co., Ltd.  Director                   Taiwan, ROC
                                            4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                                            Section 4                                Cable Co., Ltd.
                                            Taipei, Taiwan, Republic of China

Tung Ching-yun                              c/o Pacific USA Holdings Corp            Vice President             Taiwan, ROC
                                            2740 N.  Dallas Parkway, Suite 200       Pacific USA
                                            Plano,  Texas 75093                      Holdings Corp.

Lee Ta-jen                                  Pacific Electric Wire & Cable Co., Ltd.  Director                   Taiwan, ROC
                                            4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                                            Section 4                                Cable Co., Ltd.
                                            Taipei, Taiwan, Republic of China

Chiao Yu-chi                                Pacific Electric Wire & Cable Co., Ltd.  Director                   Taiwan, ROC
                                            4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                                            Section 4                                Cable Co., Ltd.
                                            Taipei, Taiwan, Republic of China

Sun Tao-chi                                 Pacific Electric Wire & Cable Co., Ltd.  Director                   Taiwan, ROC
                                            4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                                            Section 4                                Cable Co., Ltd.
                                            Taipei, Taiwan, Republic of China

Lee Ta-cheng                                Pacific Electric Wire & Cable Co., Ltd.  Vice President             Taiwan, ROC
                                            4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                                            Section 4                                Cable Co., Ltd.
                                             Taipei, Taiwan, Republic of China

Cheng Chao-chun                             Pacific Electric Wire & Cable Co., Ltd.  Vice President             Taiwan, ROC
                                            4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                                            Section 4                                 Cable Co., Ltd.
                                            Taipei, Taiwan, Republic of China

Sun Tao-heng                                Pacific Electric Wire & Cable Co., Ltd.  Vice President             Taiwan, ROC
                                            4th Ft., 285, Chung Hsiao East Road,      Pacific Electric Wire &
                                            Section 4                                 Cable Co., Ltd.
                                            Taipei, Taiwan, Republic of China


                                     -10-

Yuan Pei-yu                                 Pacific Electric Wire & Cable Co., Ltd.  President                  Taiwan, ROC
                                            4th Fl., 285, Chung Hsiao East Road,     Pacific Systems, Inc.
                                            Section 4
                                            Taipei, Taiwan, Republic of China

Asao Ito                                    c/o Pacific Electric Wire & Cable Co.,   Sumitomo Electric Ind.,    Japan
                                            4th Fl, 285, Chung Hsiao East Road,      Ltd: c/o Pacific Electric
                                            Section 4                                Wire & Cable Co., Ltd.
                                            Taipei, Taiwan, Republic of China        4th Fl., 285, Chung Hsiao
                                                                                     East Road, Section 4
                                                                                     Taipei, Taiwan, Republic
                                                                                     of China.

Kuo Chih-Wei                                United Electronics Industry Co., Ltd.    President                  Taiwan, ROC
                                            4th Fl., 285, Chung Hsiao East Road,     United Electronics Industry
                                            Section 4                                Co., Ltd.
                                            Taipei, Taiwan, Republic of China

Chang-Min- chiang                           Pacific Electric Wire & Cable Co., Ltd.  Chairman                   Taiwan, ROC
                                            4th Fl., 285, Chung Hsiao East Road,     Greenbay Entertainment
                                            Section 4                                Co., Ltd.
                                            Taipei, Taiwan, Republic of China

Tony Yuan                                   Pacific Electric Wire & Cable Co., Ltd.  Director                   Taiwan, ROC
                                            4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                                            Section 4                                Cable Co., Ltd.
                                            Taipei, Taiwan, Republic of China

Tung Hsiu-chun                              Pacific Electric Wire & Cable Co., Ltd.  Director                   Taiwan, ROC
                                            4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                                            Section 4                                Cable Co., Ltd.
                                            Taipei, Taiwan, Republic of China


                                              Board of Directors of Consumer
                                              ------------------------------


                                                                                     Present Principal
Name                                        Business Address                         Occupation                 Citizenship
------------------------------------------  ---------------------------------------  -------------------------  -------------

Bill C. Bradley                             c/o Pacific USA Holdings Corp.           CEO                        United States
                                            2740 N.  Dallas Parkway, Suite 200       Pacific USA Holdings
                                            Plano,  Texas 75093                      Corp.


                                               Executive Officers of Pacific
                                               -----------------------------

                                                                                     Present Principal
Name                                        Business Address                         Occupation                 Citizenship
------------------------------------------  ---------------------------------------  -------------------------  -------------

Larry D. Horner                             c/o Pacific USA Holdings Corp.           Chairman of the Board of   United States
                                            2740 N.  Dallas Parkway, Suite 200       Pacific USA Holdings
                                            Plano,  Texas 75093                      Corp., CEO of PUSA Invest-
                                            Investment                               ment Company

Bill C. Bradley                             c/o Pacific USA Holdings Corp.           Chief Executive Officer    United States
                                            2740 N.  Dallas Parkway, Suite 200       Pacific USA Holdings
                                            Plano,  Texas 75093                      Corp.


                                     -11-

Michael K. McCraw                           c/o Pacific USA Holdings Corp.           Chief Financial Officer    United States
                                            2740 N.  Dallas Parkway, Suite 200       Pacific USA Holdings
                                            Plano,  Texas 75093                      Corp.

Cathryn L.                                  c/o Pacific USA Holdings Corp.           Chief General Counsel      United States
Porter                                      3200 Southwest Freeway                   Pacific USA Holdings
                                            Suite 1220                               Corp.
                                            Houston, Texas 77027

Kristie A. Lipes                            c/o Pacific USA Holdings Corp.           Chief Administrative       United States
                                            2740 N.  Dallas Parkway, Suite 200       Officer
                                            Plano,  Texas 75093                      Pacific USA Holdings
                                                                                     Corp.


                                          Executive Officers of Pacific Electric
                                          ---------------------------------------


                                                                                     Present Principal
Name                                        Business Address                         Occupation                 Citizenship
------------------------------------------  ---------------------------------------  -------------------------  -------------

Tung Yu-jeh                                 Pacific Electric Wire & Cable Co., Ltd.  Chairman                   Taiwan, ROC
                                            4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                                            Section 4                                Cable Co., Ltd.
                                            Taipei, Taiwan, Republic of China

Sun Tao-tsun                                Pacific Electric Wire & Cable Co., Ltd.  President                  Taiwan, ROC
                                            4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                                            Section 4                                Cable Co., Ltd.
                                            Taipei, Taiwan, Republic of China

Sun Tao-heng                                Pacific Electric Wire & Cable Co., Ltd.  Vice President             Taiwan, ROC
                                            4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                                            Section 4                                Cable Co., Ltd.
                                            Taipei, Taiwan, Republic of China

Lee Pon-yean                                Pacific Electric Wire & Cable Co., Ltd.  Vice President             Taiwan, ROC
                                            4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                                            Section 4                                Cable Co., Ltd.
                                            Taipei, Taiwan, Republic of China

Lee Ta-cheng                                Pacific Electric Wire & Cable Co., Ltd.  Vice President             Taiwan, ROC
                                            4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                                            Section 4                                Cable Co., Ltd.
                                            Taipei, Taiwan, Republic of China

Cheng Chao- chun                            Pacific Electric Wire & Cable Co., Ltd.  Vice President             Taiwan, ROC
                                            4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                                            Section 4                                Cable Co., Ltd.
                                            Taipei, Taiwan, Republic of China

Tung Ching-yun                              c/o Pacific USA Holdings Corp            Vice President             Taiwan, ROC
                                            2740 N.  Dallas Parkway, Suite 200       Pacific Electric Wire &
                                            Plano,  Texas 75093                      Cable Co., Ltd.,
                                                                                     Vice President
                                                                                     Pacific USA
                                                                                     Holdings Corp.


                                     -12-

                                            Executive Officers of Consumer
                                           --------------------------------


                                                                                     Present Principal
Name                                        Business Address                         Occupation                 Citizenship
------------------------------------------  ---------------------------------------  -------------------------  -------------

Bill C. Bradley                             c/o Pacific USA Holdings Corp.           CEO                        United States
                                            2740 N.  Dallas Parkway, Suite 200       Pacific USA Holdings
                                            Plano,  Texas 75093                      Corp.

Michael K. McCraw                           c/o Pacific USA Holdings Corp.           Chief Financial Officer    United States
                                            2740 N.  Dallas Parkway, Suite 200       Pacific USA Holdings
                                            Plano,  Texas 75093                      Corp.


                                            Board of Directors of PSB
                                            -------------------------


                                                                                     Present Principal
Name                                        Business Address                         Occupation                 Citizenship
------------------------------------------  ---------------------------------------  -------------------------  -------------

Tung Yu-jeh                                 Pacific Electric Wire & Cable Co., Ltd.  Chairman of the Board      Taiwan, ROC
                                            4th Fl, 285, Chung Hsiao E. Rd., Sec. 4  Pacific Southwest Bank
                                            Taipei, Taiwan, ROC                      Pacific Electric Wire &
                                                                                     Cable Co., Ltd.

Sun Tao-tsun                                Pacific Electric Wire & Cable Co., Ltd.  President                  Taiwan, ROC
                                            4th Fl, 285, Chung Hsiao E. Rd., Sec. 4   Pacific Electric Wire &
                                            Taipei, Taiwan, ROC                       Cable Co., Ltd.

Hu Hung-chiu                                Pacific Electric Wire & Cable Co., Ltd.  Executive Vice President   Taiwan, ROC
                                            4th Fl, 285, Chung Hsiao E. Rd., Sec. 4  and Chief Financial Officer
                                            Taipei, Taiwan, ROC                      Pacific Electric Wire &
                                                                                     Cable Co., Ltd.

Lee Pon-yean                                Pacific Electric Wire & Cable Co., Ltd.  Vice President             Taiwan, ROC
                                            4th Fl, 285, Chung Hsiao E. Rd., Sec. 4  Pacific Electric Wire &
                                            Taipei, Taiwan, ROC                      Cable Co., Ltd.

Bill C. Bradley                             c/o Pacific USA Holdings Corp.           CEO                        United States
                                            2740 N.  Dallas Parkway, Suite 200       Pacific USA Holdings
                                            Plano,  Texas 75093                      Corp.

Bobby Hashaway                              c/o Pacific Southwest Bank               President/CEO              United States
                                            4144 No. Central Expressway              Pacific Southwest Bank
                                            Suite 160
                                            Dallas, TX  75204

Larry D. Horner                             c/o Pacific USA Holdings Corp.           Chairman of the Board      United States
                                            2740 N.  Dallas Parkway, Suite 200       Pacific USA Holdings
                                            Plano,  Texas 75093                      Corp., CEO - PUSA
                                                                                     Investment Company

Lam Chun-hung PhD.                          c/o Southern Methodist University        Chairman, Finance          United States
                                            Edwin Cox School of Business             Department
                                            6212 Bishop, Crow Bldg., #394
                                            Dallas, TX  75275


                                     -13-

J. Ewing Walker, Jr.                        c/o Ward Howell International            Consultant                 United States
                                            1000 Louisiana #3150
                                            Houston, TX  77002

William P. Clark, Jr.                       c/o Lockhart Motor Company               Owner, Automobile          United States
                                            303 W. San Antonio                       Dealership
                                            Lockhart, TX  78644


                                             Executive Officers of PSB
                                             -------------------------


                                                                                     Present Principal
Name                                        Business Address                         Occupation                 Citizenship
------------------------------------------  ---------------------------------------  -------------------------  -------------


Bobby L. Hashaway                           Pacific Southwest Bank                   President, EVP             United States
                                            4144 No. Central Expressway #160         & Chief Financial Officer
                                            Dallas, TX  75204                        Pacific Southwest Bank

William D. Dodge, III                       Pacific Southwest Bank                   Executive Vice President   United States
                                            800 No. Shoreline Blvd., #200 So.        Pacific Southwest Bank
                                            Corpus Christi, TX  78401


                                         Board of Directors of Pacific Financial
                                         ---------------------------------------


                                                                                     Present Principal
Name                                        Business Address                         Occupation                 Citizenship
------------------------------------------  ---------------------------------------  -------------------------  -------------

Tung Yu-jeh                                 Pacific Electric Wire & Cable Co., Ltd.   Chairman of the Board     Taiwan, ROC
                                            4th Fl, 285, Chung Hsiao E. Rod., Sec. 4  Pacific Southwest Bank
                                            Taipei, Taiwan, ROC                       Pacific Electric Wire &
                                                                                      Cable Co., Ltd.

Sun Tao-tsun                                Pacific Electric Wire & Cable Co., Ltd.   President                  Taiwan, ROC
                                            4th Fl, 285, Chung Hsiao E. Rod., Sec. 4  Pacific Electric Wire &
                                            Taipei, Taiwan, ROC                       Cable Co., Ltd.

Hu Hung-chiu                                Pacific Electric Wire & Cable Co., Ltd.   Executive Vice President   Taiwan, ROC
                                            4th Fl, 285, Chung Hsiao E. Rod., Sec. 4  and Chief Financial Officer
                                            Taipei, Taiwan, ROC                       Pacific Electric Wire &
                                                                                      Cable Co.

Lee Pon-yean                                Pacific Electric Wire & Cable Co., Ltd.  Vice President
                                            4th Fl, 285, Chung Hsiao E. Rod., Sec. 4  Pacific Electric Wire &
                                            Taipei, Taiwan, ROC                       Cable Co.


                                     Executive Officers of Pacific Financial
                                     ---------------------------------------


                                                                                     Present Principal
Name                                        Business Address                         Occupation                 Citizenship
------------------------------------------  ---------------------------------------  -------------------------  -------------

Sun Tao-tsun                                Pacific Electric Wire & Cable Co., Ltd.   President                  Taiwan, ROC
                                            4th Fl, 285, Chung Hsiao E. Rod., Sec. 4  Pacific Electric Wire &
                                            Taipei, Taiwan, ROC                       Cable Co., Ltd.


                                     -14-

Hu Hung-chiu                                Pacific Electric Wire & Cable Co., Ltd.   Executive Vice President   Taiwan, ROC
                                            4th Fl, 285, Chung Hsiao E. Rod., Sec. 4  and Chief Financial Officer
                                            Taipei, Taiwan, ROC                       Pacific Electric Wire &
                                                                                      Cable Co.

                                           Board of Directors of First CF
                                           ------------------------------

                                                                                     Present Principal
Name                                        Business Address                         Occupation                 Citizenship
------------------------------------------  ---------------------------------------  -------------------------  -------------


Bobby L. Hashaway                           Pacific Southwest Bank                   Executive Vice President   United States
                                            4144 No. Central Expressway #160         & Chief Financial Officer
                                            Plano,  Texas 75093                      Pacific Southwest Bank


                                           Executive Officers of First CF
                                           ------------------------------


                                                                                     Present Principal
Name                                        Business Address                         Occupation                 Citizenship
------------------------------------------  ---------------------------------------  -------------------------  -------------

Bobby L.                                    Pacific Southwest Bank                   Executive Vice President   United States
Hashaway                                    4144 No. Central Expressway #160         & Chief Financial Officer
                                            Plano,  Texas 75093                      Pacific Southwest Bank


     (d) Criminal Convictions: During the last five years, neither Reporting Person nor any of the respective executive officers or directors has been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

     (e) Court or Administrative Proceedings: During the last five years, neither Reporting Person nor any of the respective executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


     (f) Citizenship: Pacific is a Texas corporation. Pacific Electric is incorporated as a Taiwanese limited company. Consumer is a Nevada corporation. PSB is a federal savings bank located in Texas. Pacific Financial is a Delaware corporation. First CF is a Texas corporation. The citizenship of each director and executive officer of Pacific, Pacific Electric and Consumer is set forth in
Item  2(c)  of  this  Statement.

3.   Source  and  Amount  of  Funds  and  Other  Consideration:

     By letters dated December 13,1999, Morris Ginsburg ("Ginsburg") exercised his option to "put" to Consumer 58,000 shares of Class B Common Stock of Monaco for the consideration of $1,160,000 and the Sandler Family Partners, Ltd. ("Sandler") exercised its option to "put" to Consumer 25,000 shares of Class B Common Stock of Monaco for the consideration of $500,000, for an aggregate of 83,000 shares of Class B Common Stock of Monaco in consideration of $1,660,000, pursuant to the terms of the Option Agreement effective as of December 4, 1997 made and entered into by and among Consumer, Ginsburg and Sandler (the "Option Agreement"). The source of funds for this transaction, which were paid on December 16, 1999 was working capital of Consumer which had previously been deposited into an escrow account established pursuant to the Option Agreement.

4.   Purpose  of  Transaction.

     The purpose of the transaction for which the Statement is being prepared is to acquire the Class B Common Stock required to be purchased by Consumer pursuant to the "put" options exercised by Sandler and Ginsburg pursuant to the Option Agreement.

     Except as described below or reported on a previous Schedule 13D or an amendment thereto, Reporting Person has no present plans or intentions to effect any of the following:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies of the board:

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person:

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of eligible equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)     any  action  similar  to  those  enumerated  above.

5.    Interest  in  Securities  of  the  Issuer.

     (a) Reporting Person has beneficial ownership of 1,484,863 shares of Monaco Class A Common Stock, 171,743 shares of Class B Common Stock, and 2,347,587 shares of the Preferred Stock (see discussion below). The percentage of Monaco Class A Common Stock beneficially owned by Reporting Person is 56.3%. The percentage of Monaco Class B Common Stock beneficially owned by Reporting Person is 100%. The percentage of Preferred Stock beneficially owned by Reporting Person is 100%. The percentage of Issuer's total voting power controlled by Reporting Person is 63.44%. The Reporting Person entered into an Amended and Restated Asset Purchase Agreement (the "Purchase Agreement") dated as of January 8, 1998, with the Issuer providing for, among other things, the purchase by the company of sub-prime automobile loans having an unpaid principal balance of approximately $81,115,233 for a purchase price of $77,870,623 of which $73,003,709 was paid in cash. The balance of the purchase price, $4,866,914, was paid by the issuance of 2,433,457 shares of Preferred Stock. As of the date hereof and pursuant to the Purchase Agreement, the Reporting Person had repurchased delinquent loans sold to the Issuer for the Issuer's cost of $2.6 million, and pursuant to the Purchase Agreement, the Reporting Person has surrendered 85,870 shares of Preferred Stock to the Issuer for cancellation. Each 2.5 shares of Preferred Stock is convertible at any time into one share of Class A Common Stock or an aggregate of up to 939,035 shares of Class A Common Stock. A 1-for-5 reverse split of all common shares outstanding occurred November 23,1998. All related amounts and disclosures in this Amendment No. 4 have been adjusted to reflect this reverse stock split.

     (b) Reporting Person has full voting power with respect to the shares of the Class A Common Stock beneficially owned by it and has shared dispositive power with respect to the shares of Class A Common Stock beneficially owned by it. Reporting Person has full voting power with respect to the 83,000 Class B

Common Stock and has the right to direct the exercise of all consensual or other voting rights with respect to 88,743 additional shares of Class B Common Stock to which Pacific holds a proxy. The Preferred Stock held by Reporting Person does not have any voting rights prior to conversion.

     (c) Except as described above or in the Schedule 13D or an amendment thereto, neither Reporting Person nor any person named in Section 2(c) hereto owns beneficially any shares of Common Stock of Monaco or has effected any transaction in shares of Common Stock of Monaco during the sixty (60) days preceding the date of this Statement.

     (d) No person other than Reporting Person is known to Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock beneficially owned by them; except that, during the term of the Option Agreement, and prior to any exercise of the option or put contemplated therein, the holders of the Class B Common Stock which are the subject of such Agreement are entitled to retain any dividends received on such shares.

     (e)     Not  applicable.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than as indicated elsewhere in this Statement or in the Schedule 13D or the amendments thereto, to the best knowledge of Reporting Person, neither Reporting Person nor any of the persons named in Section 2(c) hereto is a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as follows:

       See  Item  3.

7.     Material  to  be  Filed  as  Exhibits.

       Exhibit  99.01:  Joint  Filing  Agreement

Signatures

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: January 4, 2000              Pacific  USA  Holdings  Corp.


                                   By:     /s/  Bill  C.  Bradley
                                        -------------------------
                                        Bill  C.  Bradley
                                        Chief  Executive  Officer


                                   Pacific Electric Wire & Cable Co., Ltd.


                                   By:     /s/  Tung  Ching-yun
                                        -----------------------
                                        Tung  Ching-yun
                                        Vice  President


                                   Consumer  Finance  Holdings,  Inc.


                                   By:     /s/  Bill  C,  Bradley
                                        -------------------------
                                        Bill  C.  Bradley
                                        Chief  Executive  Officer

                                   Pacific  Southwest  Bank


                                   By:     /s/  Bobby  Hashaway
                                        -----------------------
                                        Bobby  Hashaway
                                        Chief  Financial  Officer

                                   Pacific  Financial  Group,  Inc.


                                   By:     /s/  Sun  Tao-tsun
                                        ---------------------
                                        Sun  Tao-tsun
                                        Chief  Executive  Officer

                                   First  CF  Corp.

                                   By:     /s/  Bobby  Hashaway
                                        -----------------------
                                        Bobby  Hashaway
                                        Chief  Executive  Officer